UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Information to be Included in Statements Filed
Pursuant to Rule 13d-1(b), (c) and (d) and Amendments thereto
Filed Pursuant to Rule 13d-2(b)

(Amendment No. 2)*

Arbinet-thexchange, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
03875p100
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b) ☐ Rule 13d-1(c) ☒ Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G
Issuer: Arbinet-thexchange, Inc.		CUSIP No.: 736187204

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only):
J.P. Morgan Partners (23A SBIC), L.P. 13-3986302

2	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☐

3	SEC use only:

4	Citizenship or Place of Organization:

Delaware

	5	Sole Voting Power:

Number of		1,106,056 shares of Common Stock

Shares	6	Shared Voting Power:
Beneficially
Owned by

Each	7	Sole Dispositive Power:
Reporting
Person		1,106,056 shares of Common Stock

With:	8	Shared Dispositive Power:

9	Aggregate Amount Beneficially Owned by Each Reporting Person:

1,106,056 shares of Common Stock

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):

☐

11	Percent of Class Represented by Amount in Row (9):

4.3%

12	Type of Reporting Person (See Instructions):

PN

Schedule 13G
Issuer: Arbinet-thexchange, Inc.		CUSIP No.: 736187204

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only):
J.P. Morgan SBIC, LLC 13-4133600

2	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☐

3	SEC use only:

4	Citizenship or Place of Organization:

Delaware

	5	Sole Voting Power:

Number of		330,084 shares of Common Stock

Shares	6	Shared Voting Power:
Beneficially
Owned by

Each	7	Sole Dispositive Power:
Reporting
Person		330,084 shares of Common Stock

With:	8	Shared Dispositive Power:

9	Aggregate Amount Beneficially Owned by Each Reporting Person:

330,084 shares of Common Stock

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):

☐

11	Percent of Class Represented by Amount in Row (9):

1.28%

12	Type of Reporting Person (See Instructions):

CO

Schedule 13G
Issuer: Arbinet-thexchange, Inc.		CUSIP No.: 736187204

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only):
Sixty Wall Street SBIC Fund, L.P. 13-3804114

2	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☐

3	SEC use only:

4	Citizenship or Place of Organization:

Delaware

	5	Sole Voting Power:

Number of		84,223 shares of Common Stock

Shares	6	Shared Voting Power:
Beneficially
Owned by

Each	7	Sole Dispositive Power:
Reporting
Person		84,223 shares of Common Stock

With:	8	Shared Dispositive Power:

9	Aggregate Amount Beneficially Owned by Each Reporting Person:

84,223 shares of Common Stock

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):

☐

11	Percent of Class Represented by Amount in Row (9):

.33%

12	Type of Reporting Person (See Instructions):

PN

Schedule 13G
Issuer: Arbinet-thexchange, Inc.		CUSIP No.: 736187204

Item 1.

(a)	Name of Issuer : Arbinet-theexchange, Inc. Address of Issuer’s Principal Executive Offices: 120 Albany Street, Tower II, Suite 450 New Brunswick, N.J. 08901

Item 2.

(a)	Name of Person Filing: J.P. Morgan Partners (23A SBIC), L.P. (“JPMP 23A SBIC”)

J.P. Morgan SBIC, LLC (“Morgan SBIC”)

Sixty Wall Street SBIC Fund, L.P. (“Sixty WSF SBIC”)

information relating to the ownership and control of the person filing this statement is included in Exhibit 2(a) attached hereto.

(b)	Address of Principal Business Office or, if none, Residence: 270 Park Avenue New York, New York 10017

(c)	Citizenship: Delaware

(d)	Title of Class of Securities (of Issuer): Common Stock

(e)	CUSIP Number: 038715p100

Item 3.	If this statement is filed pursuant to § § 240. 13d-1(b) or 240. 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

(a)	Amount Beneficially Owned:
JPMP 23A SBIC: 1,106,056 Morgan SBIC: 330,084

Sixty WSF SBIC: 84,223

Schedule 13G
Issuer: Arbinet-thexchange, Inc.		CUSIP No.: 736187204

(b)	Percent of Class: JPMP SBIC: 4.3% (as of December 31, 2006)
Morgan SBIC: 1.28% (as of December 31, 2006)
Sixty WSF SBIC: .33% (as of December 31, 2006)

(c)	Number of shares as to which such person has:

(i)	JPMP SBIC: 1,106,056
Morgan SBIC: 330,084
Sixty WSF SBIC: 84,223

(ii)	Not applicable

(iii)	JPMP SBIC: 1,106,056
Morgan SBIC: 330,084
Sixty WSF SBIC: 84,223

(iv)	Not applicable

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

Schedule 13G
Issuer: Arbinet-thexchange, Inc.		CUSIP No.: 736187204

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2007

J.P. MORGAN PARTNERS (23A SBIC), L.P.

By:	J.P. Morgan Partners (23A SBIC Manager)., Inc.,
Its General Partner

By:	/c/ John C. Wilmot
Name: John C. Wilmot
Title: Managing Director

J.P. MORGAN SBIC LLC

By:	/c/ John C. Wilmot
Name: John C. Wilmot
Title: Managing Director

SIXTY WALL STREET SBIC FUND, L.P.

By:	Sixty Wall Street SBIC Corporation, as general partner

By:	/c/John C. Wilmot
Name: John C. Wilmot
Title: Managing Director

Schedule 13G
Issuer: Arbinet-thexchange, Inc.		CUSIP No.: 736187204

EXHIBIT 2(a)

This statement is being filed by J.P. Morgan Partners (23A SBIC), L.P., a Delaware limited partnership (hereinafter referred to as “JPMP (23A SBIC)”) whose principal business is located at 270 Park Avenue, New York, NY 10017. JPMP (23A SBIC) is engaged in the venture capital and leveraged buyout business. The General Partner of JPMP (23A SBIC) is J.P. Morgan Partners (23A SBIC Manager), Inc., a Delaware corporation (hereinafter referred to as “JPMP (23A Manager)”), whose principal business office is located at the same address as JPMP (23A SBIC). JPMP (23A Manager) is also engaged in the venture capital and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses, principal occupations and employment of each executive officer and director of JPMP (23A Manager). As general partner of JPMP (23A SBIC), JPMP (23A Manager) may be deemed to beneficially own the shares held by JPMP (23A SBIC).

JPMP (23A Manager) is a wholly owned subsidiary of JPMorgan Chase Bank National Associates, a National Banking Association, (hereinafter referred to as “JPM Chase Bank”) which is engaged in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPM Chase Bank.

This Statement is also being filed by (i) J.P. Morgan SBIC LLC, a Delaware limited liability company (hereinafter referred to as “Morgan SBIC”), whose principal office is located at the same address as JPMP (23A SBIC) and (ii) Sixty Wall Street SBIC Fund, L.P., a Delaware limited partnership (hereinafter referred to as “Sixty WSF SBIC”), whose principal office is located at the same address as JPMP (23A SBIC).

Morgan SBIC is also engaged in the venture capital and leveraged buyout business. Set forth in Schedule C hereto and incorporated herein by reference are the names, business address and employments of each executive officer and director of Morgan SBIC. Morgan SBIC is a wholly-owned subsidiary of J.P. Morgan SBIC Holdings, LLC, a Delaware limited liability company (hereinafter referred to as “SBIC Holdings”), whose principal business office is located at the same address as JPMP (23A SBIC). SBIC Holdings is also engaged in the venture capital and leveraged buyout business. Set forth in Schedule D hereto and incorporated herein by reference are the names, business addresses and employments of each executive officer and director of SBIC Holdings. SBIC Holdings is wholly owned by J.P. Morgan Capital, L.P., a Delaware limited partnership (hereinafter referred to as “J.P. Morgan Capital”).

J.P. Morgan Capital is also engaged in the venture capital and leveraged buyout business. The general partner of J.P. Morgan Capital is J.P. Morgan Capital Management Company, L.P., a Delaware limited partnership (hereinafter referred to as “Capital Management”), whose principal business office is located at the same address as J.P. Morgan Capital. Capital Management is also engaged in the venture capital and leveraged buyout business. The general partner of Capital Management is J.P. Morgan Capital Management Company, L.L.C., a Delaware limited liability company (hereinafter referred to as “Capital Management Co.”), whose principal business office is located at the same address as J.P. Morgan Capital. Capital Management Co. is also engaged in the venture capital and leveraged buyout business. Set forth in Schedule E hereto and incorporated herein by reference are the names, business addresses and employments of each executive officer and director of Capital Management Co.

Sixty WSF SBIC is also engaged in the venture capital and leveraged buyout business and is a wholly owned subsidiary of Sixty Wall Street Fund, L.P. (“Sixty Wall Fund”). Sixty WSF SBIC co-invests with J.P. Morgan Capital and its subsidiaries. The general partner of Sixty WSF SBIC is Sixty Wall Street SBIC Corporation, a Delaware corporation, whose principal business address is located at the same address as JPMP (23A SBIC) (hereinafter referred to as “Sixty Wall Corp.”). Sixty Wall Corp. is also engaged in the venture capital and leveraged buyout business. Set forth in Schedule F hereto and incorporated herein by references are the names, business addresses, principal occupations and employments of each executive officer and director of Sixty Wall Corp. As the general partner of Sixty WSF SBIC, Sixty Wall Corp. may be deemed to beneficially own the shares held by Sixty WSF SBIC. Sixty Wall Corp. is wholly owned by Sixty Wall Fund.

SCHEDULE 13G
Issuer: Arbinet-thexchange, Inc.	CUSIP No.: 736187204

Sixty Wall Fund is also engaged in the venture capital and leveraged buyout business and is owned principally by employees of JPMorgan Chase & Co., a Delaware corporation (hereinafter referred to as “JPMorgan Chase “) and its direct and indirect subsidiaries. Sixty Wall Fund co-invests with J.P. Morgan Capital and its subsidiaries. The general partner of Sixty Wall Fund is Sixty Wall Street Management Company, L.P., a Delaware limited partnership, whose principal business address is located at the same address as Sixty Wall Fund (hereinafter referred to as “Management Company”). Management Company is also engaged in the venture capital and leveraged buyout business. As the general partner of Sixty Wall, Management Company may be deemed to beneficially own the shares of Sixty Wall Fund. Sixty Wall Street Management Company, L.L.C., a Delaware limited liability company (hereinafter referred to as “Management LLC”) is the general partner of Management Company whose principal business address is located a the same address as Sixty Wall Fund. As the general partner of Management Company, Management LLC may be deemed to beneficially own the shares held by Sixty Wall Fund. Management L.L.C. is also engaged in the venture capital and leveraged buyout business. Set forth in Schedule G hereto and incorporated herein by reference are the names, business addresses and employments of each executive officer and director of Management LLC.

Each of JPM Chase Bank, JPMP Capital and Sixty Wall Corp. is a wholly owned subsidiary of JP Morgan Chase which is engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. The sole member of Capital Management Co. is J.P. Morgan Investment Partners, L.P., whose general partner is JPMP Capital, LLC, a wholly owned subsidiary of JPMorgan Chase. Set forth in Schedule H hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JP Morgan Chase.

Schedule 13G
Issuer: Arbinet-thexchange, Inc.		CUSIP No.: 736187204

SCHEDULE A
J.P. MORGAN PARTNERS (23A SBIC MANAGER), INC.
Executive Officers1

Chief Investment Officer	Ina R. Drew*
Managing Director Managing Director	Joseph S. Bonocore* Ana Capella Gomez-Acebo*
Managing Director	John C. Wilmot*
Managing Director and Assistant Secretary	Richard Madsen*
Vice President	William T. Williams Jr*
Vice President and Assistant General Counsel	Judah Shechter*
Vice President and Assistant General Counsel	Elizabeth De Guzman*

Directors1

Ina R. Drew*
John C. Wilmot*

1  Each of whom is a United States citizen.
* Principal occupation is employee and/or officer of JPMorgan Chase & Co.. Business address is c/o JPMorgan Chase & Co., 270 Park Avenue, New York, New York 10017.

Schedule 13G
Issuer: Arbinet-thexchange, Inc.		CUSIP No.: 736187204

SCHEDULE B

JPMORGAN CHASE BANK, NATIONAL ASSOCIATION

EXECUTIVE OFFICERS1

President and Chief Executive Officer	James Dimon*
Co-Chief Executive Officer, Investment Bank	Steven D. Black*
Chief Financial Officer	Michael J. Cavanagh*
Chief Administrative Officer	Frank Bisignano *
Director of Human Resources	John F. Bradley*
Chief Investment Officer Head, Commercial Banking	Ina R. Drew * Samuel Todd Maclin*
Head, Strategy and Business Development	Jay Mandelbaum*
Chief Executive Officer, Treasury & Securities Services Head, Retail Financial Services Global Head, Asset & Wealth Management	Heidi Miller* Charles W. Scharf* James E. Staley*
Chief Executive Officer, Card Services Co-Chief Executive Officer, Investment Bank General Counsel	Richard J. Srednicki* William T. Winters* Stephen M. Cutler*

Schedule 13G
Issuer: Arbinet-thexchange, Inc.		CUSIP No.: 736187204

Directors2

Name	Principal Occupation or Employment; Business or Residence Address
Steven D. Black	Co-Chief Executive Officer, Investment Bank JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
Frank J. Bisignano	Chief Administrative Officer JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
James Dimon	President and Chief Operating Officer JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
Michael J. Cavanaugh	Chief Financial Officer JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
Charles W. Scharf	Global Head of Retail Financial Services JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
James E. Staley	Global Head, Asset & Wealth Management JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017

2 Each of whom is a United States citizen.

Schedule 13G
Issuer: Arbinet-thexchange, Inc.		CUSIP No.: 736187204

SCHEDULE C

J. P. MORGAN SBIC, LLC

Executive Officers1

Chief Investment Officer	Ina R. Drew*
Managing Director Managing Director	Joseph S. Bonocore* Ana Capella Gomez-Acebo*
Managing Director	John C. Wilmot*
Managing Director and Assistant Secretary	Richard Madsen*
Vice President	William T. Williams Jr*
Vice President and Assistant General Counsel	Judah Shechter*
Vice President and Assistant General Counsel	Elizabeth De Guzman*

Directors1

Ina R. Drew*
John C. Wilmot*
_______________________________
1 Each of whom is a United States citizen.
* Principal occupation is employee and/or officer of JPMorgan Chase & Co.. Business address is c/o JPMorgan Chase & Co., 270 Park Avenue, New York, New York 10017.

Schedule 13G
Issuer: Arbinet-thexchange, Inc.		CUSIP No.: 736187204

SCHEDULE D

J. P. MORGAN SBIC HOLDINGS, LLC

Executive Officers1

Chief Investment Officer	Ina R. Drew*
Managing Director Managing Director	Joseph S. Bonocore* Ana Capella Gomez-Acebo*
Managing Director	John C. Wilmot*
Managing Director and Assistant Secretary	Richard Madsen*
Vice President	William T. Williams Jr*
Vice President and Assistant General Counsel	Judah Shechter*
Vice President and Assistant General Counsel	Elizabeth De Guzman*

Directors1

Ina R. Drew*
John C. Wilmot*
_______________________________
1 Each of whom is a United States citizen.
* Principal occupation is employee and/or officer of JPMorgan Chase & Co.. Business address is c/o JPMorgan Chase & Co., 270 Park Avenue, New York, New York 10017.

Schedule 13G
Issuer: Arbinet-thexchange, Inc.		CUSIP No.: 736187204

SCHEDULE E

J. P. MORGAN CAPITAL MANAGEMENT COMPANY, L.L.C.

Executive Officers1

Chief Investment Officer	Ina R. Drew*
Managing Director Managing Director	Joseph S. Bonocore* Ana Capella Gomez-Acebo*
Managing Director	John C. Wilmot*
Managing Director and Assistant Secretary	Richard Madsen*
Vice President	William T. Williams Jr*
Vice President and Assistant General Counsel	Judah Shechter*
Vice President and Assistant General Counsel	Elizabeth De Guzman*

Directors1

Ina R. Drew*
John C. Wilmot*
_______________________________
1 Each of whom is a United States citizen.
* Principal occupation is employee and/or officer of JPMorgan Chase & Co.. Business address is c/o JPMorgan Chase & Co., 270 Park Avenue, New York, New York 10017.

Schedule 13G
Issuer: Arbinet-thexchange, Inc.		CUSIP No.: 736187204

SCHEDULE F

SIXTY WALL STREET SBIC CORPORATION

Executive Officers1

Chief Investment Officer	Ina R. Drew*
Managing Director Managing Director	Joseph S. Bonocore* Ana Capella Gomez-Acebo*
Managing Director	John C.Wilmot*
Managing Director and Assistant Secretary	Richard Madsen*
Vice President	William T. Williams Jr*
Vice President and Assistant General Counsel	Judah Shechter*
Vice President and Assistant General Counsel	Elizabeth De Guzman*

Directors1

Ina R. Drew*
John C. Wilmot*

_______________________________
1 Each of whom is a United States citizen.
* Principal occupation is employee and/or officer of JPMorgan Chase & Co.. Business address is c/o JPMorgan Chase & Co., 270 Park Avenue, New York, New York 10017.

Schedule 13G
Issuer: Arbinet-thexchange, Inc.		CUSIP No.: 736187204

SCHEDULE G

SIXTY WALL STREET MANAGEMENT COMPANY, L.L.C.

Executive Officers1

Chief Investment Officer	Ina R. Drew*
Managing Director Managing Director	Joseph S. Bonocore* Ana Capella Gomez-Acebo*
Managing Director	John C.Wilmot*
Managing Director and Assistant Secretary	Richard Madsen*
Vice President	William T. Williams Jr*
Vice President and Assistant General Counsel	Judah Shechter*
Vice President and Assistant General Counsel	Elizabeth De Guzman*

Directors1

Ina R. Drew*
John C. Wilmot*

_______________________________
1 Each of whom is a United States citizen.
* Principal occupation is employee and/or officer of JPMorgan Chase & Co.. Business address is c/o JPMorgan Chase & Co., 270 Park Avenue, New York, New York 10017.

Schedule 13G
Issuer: Arbinet-thexchange, Inc.		CUSIP No.: 736187204

SCHEDULE H

JPMORGAN CHASE & CO.

Executive Officers1

President and Chief Executive Officer	James Dimon*
Co-Chief Executive Officer, Investment Bank Chief Administrative Officer	Steven D. Black* Frank Bisignano *
Chief Financial Officer	Michael J. Cavanagh*
Director of Human Resources	John F. Bradley*
Chief Investment Officer Head, Commercial Banking	Ina R. Drew * Samuel Todd Maclin*
Head, Strategy and Business Development	Jay Mandelbaum*
Chief Executive Officer, Treasury & Securities Services Head, Retail Financial Services Chief Executive Officer, Card Services Global Head, Asset & Wealth Management	Heidi Miller* Charles W. Scharf* Richard J. Srednicki* James E. Staley*
Co-Chief Executive Officer, Investment Bank General Counsel	William T. Winters* Stephen M. Cutler*

Schedule 13G
Issuer: Arbinet-thexchange, Inc.		CUSIP No.: 736187204

Directors3

Name	Principal Occupation or Employment; Business or Residence Address
John H. Biggs	Former Chairman and CEO TIAA - CREF c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
Crandall C. Bowles	Chairman and Chief Executive Officer Spring Global US, Inc. c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
Stephen B. Burke	President Comcast Cable Communications, Inc. c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
James S. Crown	President Henry Crown and Company c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
James Dimon	Chief Executive Officer JPMorgan Chase & Co. 270 Park Avenue, 8th Floor New York, New York 10017-2070
Ellen V. Futter	President and Trustee American Museum of Natural History c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
William H. Gray, III	Retired President and Chief Executive Officer The College Fund/UNCF c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
Laban P. Jackson, Jr.	Chairman and Chief Executive Officer Clear Creek Properties, Inc. c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017

_______________________________
3  Each of whom is a United States citizen.
* Principal occupation is employee or officer of JPMorgan Chase & Co. Business address is c/o JPMorgan Chase & Co., 270 Park Avenue, New York, New York 10017.

Schedule 13G
Issuer: Arbinet-thexchange, Inc.		CUSIP No.: 736187204

Name	Principal Occupation or Employment; Business or Residence Address
Lee R. Raymond	Chairman of the Board and Chief Executive Officer Exxon Mobil Corporation c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
John W. Kessler	Owner John W. Kessler Company c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
Robert I. Lipp	Chairman The St. Paul Travelers Companies, Inc. c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
Richard A. Monoogian	Chairman and Chief Executive Officer Masco Corporation c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
David C. Novak	Chairman and Chief Executive Officer Yum! Brands, Inc. c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
William C. Weldon	Chairman and Chief Executive Officer Johnson & Johnson c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017